F. Mitchell Walker, Jr. phone: (615) 742-6275 fax: (615) 742-2775 e-mail: mwalker@bassberry.com	150 Third Avenue South, Suite 2800 Nashville, TN 37201 (615) 742-6200

August 17, 2012

Via EDGAR and Hand Delivery

Mr. Michael McTiernan

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Granite Hotel Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 30, 2012
File No. 333-182352

Gaylord Entertainment Company
Soliciting Materials filed pursuant to Rule 425
Filed June 1 and June 21, 2012
File No. 1-13079

Dear Mr. McTiernan:

On behalf of Granite Hotel Properties, Inc. (“Granite”) and Gaylord Entertainment Company (“Gaylord” and, together with Granite, the “Companies”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4, which was filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2012 (the “Registration Statement”). For your convenience, we have enclosed herein four marked copies of Amendment No. 2, which have been marked to show changes made to the Registration Statement, as well as four unmarked copies of Amendment No. 2.

Set forth below are the Companies’ responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to the Companies dated August 14, 2012. For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Companies’ responses thereto. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted below.

Registration Statement on Form S-4

General

1.	Please advise us of how you have complied with Rule 14a-13(a)(3) with respect to this special meeting.

Response: On July 11, 2012, MacKenzie Partners, Inc., on behalf of Gaylord, distributed broker search notices pursuant to Rule 14a-13(a)(1). These notices were distributed 20 business days in advance of the August 8, 2012 record date of Gaylord’s special meeting in accordance with Rule 14a-13(a)(3).

Questions and Answers about the Special Meeting, the REIT Conversion and the Merger, page 1

Q. Will I have to pay federal income taxes as a result of the special E&P distribution?, page 10

2.	We note your added disclosure in response to comment 4 in our letter dated July 23, 2012. Please tell us whether you expect to receive the private letter ruling prior to effectiveness.

Response: We believe that we may receive a private letter ruling from the IRS as early as the week of August 20-24, 2012, although there is no assurance regarding the timing of when we will receive the private letter ruling. Following our receipt of the private letter ruling, we will file a Current Report on Form 8-K summarizing the relevant material terms of such private letter ruling that affect the special E&P distribution. In addition, the details and tax consequences of the special E&P distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution.

Proposal 1

To Adopt the Merger Agreement, Which is Part of the Restructuring Transactions Intended to Enable Us to Qualify as a REIT

Background of the REIT Conversion and the Merger, page 58

3.	Revise to describe in greater detail the “strategic alternatives” referenced in the second paragraph on page 58 to the Marriott sale transaction that were under consideration by the board.

Response: As noted on page 55, we retained Deutsche Bank Securities Inc. in August 2011, and management and its advisors presented our board of directors with a number of strategic alternatives designed to increase stockholder value. The strategic alternatives considered by our board of directors at this stage in the process included, in addition to converting to a REIT, effecting a share buy-back or special cash dividend, selling a portion of our assets, selling the entire company and/or effecting a merger, and continuing to operate as a stand-alone entity. The discussion on page 55 has been revised to set forth these strategic alternatives considered by our board. In addition, as more fully discussed under “Alternatives to REIT conversion considered” on page 56, we continued to explore the sale of Gaylord concurrently with our negotiations with Marriott and other hotel operators, and have the right to negotiate and discuss the sale of Gaylord prior to the date stockholder approval is obtained, subject to the terms of the Marriott agreement.

4.	Please disclose all material discussions with TRT Holdings, Inc. from January 2012 through to the most reasonable practicable date, inclusive of the discussions surrounding the settlement agreement related to TRT Holdings’ solicitation in opposition.

Response: The disclosure has been provided on page 67 under the heading “Material Discussions with TRT Holdings in 2012” as suggested by the Staff’s comment.

Our Reasons for the REIT Conversion and Merger, page 61

5.	Supplementally provide us with support for statements regarding property-level cost and corporate overhead reductions and the increased revenue that you believe will be attributable to the Marriott relationship. Please also note our comments with respect to soliciting materials filed on June 1 and 21 in which similar assertions are made.

Response: On behalf of Gaylord, we are supplementally providing documentation supporting our statements regarding property-level cost reductions and corporate overhead reductions. Please note that the anticipated corporate overhead costs reductions reflected in these supplemental materials exceed the estimated $14-16 million amount in anticipated corporate overhead savings referenced in this Amendment No. 2 and certain other public filings. This is because this estimated $14-$16 million amount reflected in this Amendment No. 2 and certain other public filings does not fully incorporate all of the anticipated overhead reductions reflected in these supplemental materials due to the fact that the overhead reductions referenced in these supplemental materials have not yet been approved by our board and reflect various reductions and savings that have been the subject of ongoing discussion and, as such, all of the overhead reductions reflected in these supplemental materials may not ultimately occur.

On behalf of Gaylord, we are supplementally providing documentation supporting our statements regarding the increased revenue we believe will be attributable to the Marriott relationship. We believe that the considerations related to Marriott described in such materials, including Marriott’s expansive sales force, attractive frequent traveler program and ability to manage group business, will drive increased revenue.

All of this supplemental documentation is being provided to the Staff pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and in accordance therewith, we request that such materials be returned promptly to us following completion of the Staff’s review. In addition, on behalf of the Companies, we will be requesting confidential treatment for such materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83.

Our Business

Our Relationship with Marriott

Pro-Forma Financial Information, page 93

6.	We have considered your response to our prior comment 8. We note in your response that your E&P distribution adjustment is an estimate based on an E&P study performed. Please clarify whether this E&P study and subsequent estimates of the distribution are based on historical information or whether you utilize forecasted data. To the extent forecasted data is utilized, please clarify how this adjustment meets the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X.

Response: The E&P study and subsequent estimates of the distribution covered all relevant periods for Gaylord through December 31, 2012. For periods prior to June 30, 2012, historical information was utilized; however, for the period July through December 2012 a forecasted amount was used in addition to factually supportable amounts related to the Marriott transaction. Of the $333.5 million estimated special E&P distribution, only 1.5% relates to this forecasted amount. As the forecasted component of our estimated special E&P distribution is immaterial, we believe the adjustment meets the factually supportable criteria in Rule 11-02(b)(6) of Regulation S-X. In addition, the forecasted amount is factually supportable based on the fact that (i) the substantial majority of our estimated earnings for the July through December 2012 period relates to bookings that are under contract and (ii) the remainder of such earnings have been estimated based on our recent historical performance.

Part II Information Not Required in Prospectus

Exhibit 99. 1

7.	Please revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response: The form of proxy has been revised so that it is clearly marked a “Preliminary Copy” in accordance with Rule 14a-6(e)(1).

Soliciting Materials filed on June 1 and June 21, 2012

8.	Please supplementally provide us with materials that support the quantitative information included on slide 11 related to annualized corporate level savings and cost savings and on slide 16 related to First Call Consensus and Company Estimates.

Response: On behalf of Gaylord, we are supplementally providing documentation that supports the quantitative information included on slide 11 related to annualized corporate level savings and cost savings and on slide 16 related to First Call Consensus and Company Estimates. For additional information related to the Companies’ anticipated annualized corporate level savings, see our response to comment 5.

All of this supplemental documentation is being provided to the Staff pursuant to Rule 418 under the Securities Act, and in accordance therewith, we request that such materials be returned promptly to us following completion of the Staff’s review. In addition, on behalf of the Companies, we will be requesting confidential treatment for such materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83.

9.	Refer to slide 23 of the June 1 presentation and slide 16 of the June 21 presentation. In future filings, please indicate what component hotels comprise the Upper Upscale segment.

Response: In future filings, we will indicate what component hotels comprise the Upper Upscale segment.

*        *        *         *        *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (615) 742-6275.

Very truly yours,

/s/ F. Mitchell Walker, Jr.

F. Mitchell Walker, Jr.

[Enclosures]

Cc:	Jerard Gibson, Attorney-Advisor
Kevin Woody, Accounting Branch Chief
Wilson Lee, Staff Accountant
Carter R. Todd, Gaylord Entertainment

Company & Granite Hotel Properties, Inc.

Stuart M. Finkelstein, Skadden, Arps, Slate,

Meagher & Flom LLP